EXHIBIT 99.1

                 CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                       CONSOLIDATED FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 1998 and 1997


                            EXHIBIT 99.1 (Continued)

                 CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                               December 31, 1998


LIST OF CONSOLIDATED FINANCIAL STATEMENTS


 Report of Ernst & Young LLP,  Independent Auditors

 Consolidated Balance Sheets as of December 31, 1998 and 1997

 Consolidated Statements of Operations for the Years Ended December 31,
      1998, 1997 and 1996

 Consolidated Statements of Partners' Deficit for the Years Ended
      December 31, 1998, 1997 and 1996

 Consolidated Statements of Cash Flows for the Years Ended December 31,
      1998, 1997 and 1996

 Notes to Consolidated Financial Statements

               Report of Ernst & Young LLP, Independent Auditors


The Partners
Consolidated Capital Equity Partners/Two L.P.


We have audited the accompanying consolidated balance sheets of Consolidated Capital Equity Partners/Two L.P. as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in partners' deficit and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Partnership's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Consolidated Capital Equity Partners/Two L.P. at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                                            /s/ERNST & YOUNG LLP


Greenville, South Carolina
March 3, 1999
                            EXHIBIT 99.1 (Continued)

                 CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                          CONSOLIDATED BALANCE SHEETS
                                 (in thousands)


                                                          DECEMBER 31,

Assets                                                 1998         1997

 Cash and cash equivalents                         $   2,199    $   1,807

 Receivables and deposits                              2,142        1,964

 Restricted escrows                                    1,699        1,245

 Other assets                                          2,413        2,443

 Investment properties:

      Land                                            10,498       10,498

      Buildings and related personal property         91,462       88,871

                                                     101,960       99,369

      Less: accumulated depreciation                 (64,476)     (59,501)

                                                      37,484       39,868


                                                   $  45,937    $  47,327


Liabilities and Partners' Deficit

Liabilities

 Accounts payable                                  $     194    $     623

 Tenant security deposit liabilities                     581          564

 Accrued property taxes                                  745          770

 Other liabilities                                       488          582

 Mortgage notes and interest payable                  32,619       32,905

 Master loan and interest payable                    256,901      234,861


                                                     291,528      270,305

Partners' Deficit

 General Partner                                      (2,442)      (2,216)

 Limited Partners                                   (243,149)    (220,762)

                                                    (245,591)    (222,978)


                                                   $  45,937    $  47,327

          See Accompanying Notes to Consolidated Financial Statements

                            EXHIBIT 99.1 (Continued)

                 CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (in thousands)



                                             FOR THE YEARS ENDED DECEMBER 31,

                                                1998        1997        1996


Revenues:

    Rental income                           $ 17,628    $ 17,149    $ 16,647

    Other income                               1,616       1,235       1,117

    Gain on sale of property or disposal          52       2,739          --


    Total revenues                            19,296      21,123      17,764


Expenses:

    Operating                                  8,177       9,454       9,524

    General and administrative                   991         766         648

    Depreciation                               4,975       4,822       4,694

    Interest                                  26,481      24,616      22,853

    Property taxes                             1,285       1,347       1,271

    Write-down of investment properties

     and investment in limited partnerships       --          --         800


    Total expenses                            41,909      41,005      39,790


        Net loss                            $(22,613)   $(19,882)   $(22,026)


Net loss allocated to general partner (1%)  $   (226)   $   (199)   $   (220)

Net loss allocated to limited partners (99%) (22,387)    (19,683)    (21,806)


                                            $(22,613)   $(19,882)   $(22,026)


          See Accompanying Notes to Consolidated Financial Statements

                            EXHIBIT 99.1 (Continued)

                 CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                  CONSOLIDATED STATEMENTS OF PARTNERS' DEFICIT
                                 (in thousands)


                                                General    Limited

                                                Partner    Partners     Total


Partners' deficit at December 31, 1995          $ (1,797)$ (179,265) $ (181,062)


Distribution to partners                              --         (8)        (8)


Net loss for the year ended December 31, 1996       (220)   (21,806)    (22,026)


Partners' deficit at December 31, 1996            (2,017)  (201,079)   (203,096)


Net loss for the year ended December 31, 1997       (199)   (19,683)    (19,882)


Partners' deficit at December 31, 1997            (2,216)  (220,762)   (222,978)


Net loss for the year ended December 31, 1998       (226)   (22,387)    (22,613)


Partners' deficit at December 31, 1998         $  (2,442)$ (243,149) $ (245,591)

          See Accompanying Notes to Consolidated Financial Statements
                            EXHIBIT 99.1 (Continued)

                 CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)



                                                FOR THE YEARS ENDED DECEMBER 31,

Cash flows from operating activities:               1998      1997       1996


 Net loss                                          $(22,613) $(19,882) $(22,026)

 Adjustments to reconcile net loss to net

  cash provided by operating activities:

   Depreciation                                       4,975     4,822     4,694

   Amortization of loan costs, lease commissions

      and ground lease                                  605       641       502

   Gain on disposal of property                         (52)   (2,739)       --

   Write-down of investment properties and

     investment in limited partnerships                  --        --       800

   Change in accounts:

     Receivables and deposits                          (178)      224      (244)

     Other assets                                       (48)       (2)       48

     Accounts payable                                  (429)       94      (553)

     Tenant security deposit liabilities                 17         8       (28)

     Accrued property taxes                             (25)      254      (229)

     Other liabilities                                  (94)      175        23

     Interest on Master Loan                         21,975    21,704    20,574

     Due from affiliates                                 --        --       (27)


Net cash provided by operating activities             4,133     5,299     3,534


Cash flows from investing activities:

   Property improvements and replacements            (2,591)   (3,022)   (4,108)

   Proceeds from property disposition                    52     3,350        --

   Net increase in restricted escrows                  (454)     (583)     (562)

   Lease commissions                                   (527)     (583)     (480)

   Distributions from investment in

     limited partnerships                                --       336       124


Net cash used in investing activities                (3,520)     (502)   (5,026)


Cash flows from financing activities:

   Distributions                                         --        --        (8)

   Advances on Master Loan                              220       150     1,000

   Loan costs paid                                       --       (29)     (471)

   Principal payments on mortgage notes payable        (286)     (275)     (390)

   Principal payments on Master Loan                   (155)   (3,768)   (8,604)

   Proceeds from long-term borrowings                    --        --     9,286

Net cash (used in) provided by financing activities    (221)   (3,922)      813


Net increase (decrease) in cash and cash equivalents    392       875      (679)


Cash and cash equivalents, at beginning of year       1,807       932     1,611

Cash and cash equivalents at end of year           $  2,199  $  1,807  $    932


Supplemental disclosure of cash

 flow information:

 Cash paid for interest                            $  4,306  $  2,920  $  2,149


SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY
Accounts payable was adjusted $147,000 at December 31, 1996, for non-cash amounts in connection with property improvements and replacements.

          See Accompanying Notes to Consolidated Financial Statements

                            EXHIBIT 99.1 (Continued)

                 CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization: Equity Partners/Two ("EP/2"), a California Corporate General Partnership, was formed on April 28, 1983, to engage in the business of acquiring, operating and holding equity investments in income-producing real properties. Certain of the general partners of EP/2 were former shareholders and former management of Consolidated Capital Equities Corporation ("CCEC"), the former corporate general partner of CCIP/2 (as defined below). On November 16, 1990, pursuant to the bankruptcy settlement discussed below, EP/2's general partners executed a new partnership agreement (the "New Partnership Agreement") whereby EP/2 converted from a general partnership to a California limited partnership, Consolidated Capital Equity Partners/Two, L.P. ("CCEP/2"). The general partners of EP/2 became limited partners of CCEP/2. ConCap Holdings, Inc. ("CHI"), a Texas corporation, is CCEP/2's General Partner.

The operations of EP/2 were financed substantially through nonrecourse notes with participation interests (the "Master Loan") from Consolidated Capital Institutional Properties/2 ("CCIP/2"), a California limited partnership. These notes are secured by the real properties owned by and notes receivable on sold properties owed to CCEP/2. The Partnership Agreement provides that the Partnership is to terminate on June 24, 2011 unless terminated prior to such date. The Partnership commenced operations on April 28, 1983. The Partnership operates four apartment properties located in Colorado, Illinois, Ohio and Texas and seven commercial office complexes located in California, Georgia, Michigan and Virginia. One commercial office complex was sold on December 2, 1997.

EP/2 Bankruptcy and Reorganization: During 1989, EP/2 defaulted on certain interest payments that were due to CCIP/2 under the Master Loan and, before CCIP/2 was able to exercise its remedies for such default, EP/2 filed for bankruptcy protection in a Chapter 11 reorganization proceeding ("Chapter 11").

On October 18, 1990, the bankruptcy court approved EP/2's consensual plan of reorganization (the "Plan"). On November 16, 1990, CCIP/2 consummated a closing under the Plan pursuant to which: (1) CCIP/2 and EP/2 executed an amended and restated loan agreement ("New Master Loan Agreement"); (2) CCEP/2 renewed the deeds of trust on all collateral securing the Master Loan; (3) EP/2 paid CCIP/2 cash of approximately $2.5 million, including $1.8 million contributed by the Corporate General Partners of EP/2 related to their promissory notes; (4) the general partners of EP/2 contributed certain partnership interests in affiliated partnerships ("General Partnership Interests"), which were valued by management of CCIP/2 at approximately $2.5 million, that were assigned to CCIP/2 as additional collateral securing the Master Loan and (5) all liabilities and claims between EP/2's general partners and CCIP/2 were released. See "Note C" for a description of the terms of the New Master Loan Agreement.




The managing Corporate General Partner of EP/2 was Consolidated Capital Enterprises, Inc. ("CCEI"), a Georgia corporation. In December 1988, CCEC filed for Chapter 11 protection. In October 1990, as part of CCEC's reorganization plan, CCEC sold its general partner interest in CCIP/2 to ConCap Equities, Inc. ("CEI"), a Delaware corporation. Pursuant to the New Partnership Agreement as discussed above, CHI, a wholly-owned subsidiary of CEI, became the sole general partner of CCEP/2, replacing CCEI, and the former general partners of EP/2 became limited partners of CCEP/2. Pursuant to the New Partnership Agreement, CCEP/2 is managed by CHI and CHI has full discretion with respect to conducting CCEP/2's business. CHI and the limited partners are hereinafter referred to collectively as the "Partners." All of CEI's outstanding stock is owned by Insignia Properties Trust, an affiliate of Apartment Investment and Management Company ("AIMCO"). (See Note B _ Transfer of Control), which was acquired through two transactions in December 1994 and October 1995.

Principles of Consolidation: In 1985, EP/2 together with Anderson CC 2, a Georgia limited partnership, entered into a Corporate General Partnership agreement ("CC Office Associates") to acquire Cosmopolitan Center, an office building located in Atlanta, Georgia. Pursuant to such general partnership agreement, the property ownership was to be split 90%/10% between CCEP/2, as successor to EP/2, and Anderson CC 2, respectively. CCEP/2's investment in CC Office Associates is consolidated in CCEP/2's financial statements. On December 2, 1997 Cosmopolitan Center was sold (see Note C _ Disposition of Real Estate). For 1997 and 1996 no minority interest liability was reflected for Anderson CC 2's minority 10% interest because the Master Loan balance, which was secured by a deed of trust held by CCIP/2 on Cosmopolitan Center, exceeded the value of the property. As a result, CC Office Associates had a net capital deficit and no minority liability existed with respect to CCEP/2.



Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents: Includes cash on hand and in banks and money market funds. U.S. Treasury Bills with original maturities greater than 90 days are considered to be investments. At certain times, the amount of cash deposited at a bank may exceed the limit on insured deposits.

Tenant Security Deposits: The Partnership requires security deposits from lessees for the duration of the lease and such deposits are included in receivables and deposits. Deposits are refunded when the tenant vacates, provided the tenant has not damaged its space and is current on its rental payments.



Depreciation: Depreciation is provided by the straight-line method over the estimated lives of the apartment properties and related personal property. For Federal income tax purposes, the accelerated cost recovery method is used (1) for real property over 15 years for additions prior to March 16, 1984, 18 years for additions after March 15, 1984, and before May 9, 1985, and 19 years for additions after May 8, 1985, and before January 1, 1987, and (2) for personal property over 5 years for additions prior to January 1, 1987. As a result of the Tax Reform Act of 1986, for additions after December 31, 1986, the modified accelerated cost recovery method is used for depreciation of (1) real property additions over 27 1/2 years and (2) personal property additions over 5 to 15 years.

Loan Costs: Loan costs of approximately $607,000, for both years, less accumulated amortization of approximately $251,000 and $141,000, at December 31, 1998 and 1997, respectively are included in other assets and are being amortized on a straight-line basis over the life of the loans. The amortization expense is included in interest expense.

Advertising: The Partnership expenses the costs of advertising as incurred. Advertising costs of approximately $156,000, $158,000, and $157,000 for the years ended December 31, 1998, 1997 and 1996, respectively, were charged to expense as incurred.

Investment Properties: Investment properties consist of four apartment complexes and seven commercial properties. Acquisition fees are capitalized as a cost of real estate. In accordance with Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Partnership records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. Costs of properties that have been permanently impaired have been written down to appraised value. One of the properties owned by the Partnership experienced a decline in net reliable value, as a result the Partnership recorded a write-down of approximately $800,000 on this property during the year ended December 31, 1996. No adjustments for impairment of value were recorded in the years ended December 31, 1998 or 1997.

Leases: The Partnership leases certain commercial space to tenants under various lease terms. The leases are accounted for as operating leases in accordance with "Financial Accounting Standards Board Statement No. 13." Some of the leases contain stated rental increases during their term. For leases with fixed rental increases, rents are recognized on a straight-line basis over the terms of the lease.

For all other leases, minimum rents are recognized over the terms of the leases.



The Partnership generally leases apartment units for twelve-month terms or less. The Partnership recognizes income as earned on these leases. In addition, the General Partners policy is to offer rental concessions during particularly slow months or in response to heavy competition from other similar complexes in the area. Concessions are charged against rental income as incurred.

Restricted Escrow:

Reserve Account: A general Reserve Account was established in 1996 with the refinancing proceeds for each mortgaged property. These funds were established to cover necessary repairs and replacements of existing improvements, debt service, out of pocket expenses incurred for ordinary and necessary administrative tasks, and payment of real property taxes and insurance premiums. The Partnership is required to make monthly deposits of net operating income (as defined in the mortgage note) from each refinanced property to the respective reserve account. The balance at December 31, 1998 and 1997, is approximately $168,000 and $145,000, respectively, which includes interest.

Capital Improvement Account: A Capital Improvement Account was also established in 1996 with the refinancing proceeds of the mortgaged property. This fund was established to cover necessary repairs and replacements of existing improvements, debt service out of pocket expenses incurred for ordinary and necessary administrative tasks, and payment of real property taxes and insurance premiums. The Partnership is required to make quarterly deposits of net operating income (as defined in the mortgage note). The balance at December 31, 1998 and 1997 is approximately $1,500,000 and $1,100,000, respectively, which includes interest.

Lease Commissions: Lease commissions are capitalized and amortized using the straight-line method over the life of the applicable lease. At December 31,


1998 and 1997, lease commissions totaled approximately $3,188,000 and $2,660,000, respectively, with accumulated amortization of approximately $1,837,000 and $1,324,000, respectively. Lease commissions are included in other assets.

Allocation of Net Income and Cash Distributions: Pursuant to the Partnership Agreement, net income and net losses for both financial and tax reporting purposes are allocated 99% to the Limited Partners and 1% to CHI. Distributions to the Partners are not allowed until CCEP/2 has fully paid and performed under the terms of the Master Loan.

Income Taxes: No provision has been made in the financial statements for Federal income taxes because under current law, no Federal income taxes are paid directly by CCEP/2. The Partners are responsible for their respective shares of CCEP/2's net income or loss. CCEP/2 reports certain transactions differently for tax than for financial statement purposes.

The tax basis of the Partnership's assets and liabilities is approximately $181,992,000 greater than the assets and liabilities as reported in the financial statements.



Reclassifications: Certain reclassifications have been made to the 1997 and 1996 information to conform to the 1998 presentation.

NOTE B _ TRANSFER OF CONTROL

Pursuant to a series of transactions which closed on October 1, 1998 and February 26, 1999, Insignia Financial Group, Inc. and Insignia Properties Trust merged into Apartment Investment and Management Company, a publicly traded real estate investment trust, with AIMCO being the surviving corporation (the "Insignia Merger"). As a result, AIMCO ultimately acquired a 100% ownership interest in Insignia Properties Trust ("IPT"), the entity which controls the General Partner. The General Partner does not believe that this transaction will have a material effect on the affairs and operations of the Partnership.

NOTE C - DISPOSITION OF REAL ESTATE

On December 2, 1997, CCEP/2 sold Cosmopolitan Center to an unrelated third party for a contract price of $3,500,000 and realized a gain on sale of approximately $2,739,000. The Partnership received net proceeds of approximately $3,307,000 which were remitted to CCIP/2 to pay down the Master Loan. CCEP/2 received an additional $52,000 related to the sale of Cosmopolitan Center during 1998.

NOTE D - MASTER LOAN AND ACCRUED INTEREST PAYABLE

Terms of Master Loan Agreement

Under the terms of the Master Loan Agreement, interest accrues at 10% per annum and payments are due quarterly in an amount equal to Excess Cash Flow, generally defined in the Master Loan Agreement as net cash flow from operations after third-party debt service. If such Excess Cash Flow payments are less than the current accrued interest during the quarterly period, the unpaid interest is added to principal, compounded annually, and is payable at the loan's maturity. If such Excess Cash Flow payments are greater than the currently payable interest, the excess amount is applied to the principal balance of the loan.
Any net proceeds from the sale or refinancing of any of CCEP/2's properties are paid to CCIP/2 under the terms of the Master Loan Agreement.

The Master Loan matures in November 2000. The General Partner has determined that the Master Loan and related interest payable has no determinable fair value since payments are limited to net cash flows, as defined, but it is not believed to be in excess of the fair values of the underlying collateral.

Effective January 1, 1993, CCEP/2 and CCIP/2 amended the Master Loan Agreement to stipulate that Excess Cash Flow would be computed net of capital improvements. Such expenditures were formerly funded from advances on the Master Loan from CCIP/2 to CCEP/2. This amendment and change in the definition of Excess Cash Flow will have the effect of reducing Master Loan payments to CCIP/2 by the amount of CCEP/2's capital expenditures since such amounts were previously excluded from Excess Cash Flow. The amendment will have no effect on the computation of interest expense on the Master Loan.

During 1998, CCIP/2 loaned approximately $220,000 to CCEP/2 as an advance on the Master Loan. Also during 1998, CCEP/2 paid down the Master Loan by $155,000. These payments were made from distributions received from two affiliated partnerships. During 1997, CCIP/2 loaned approximately $150,000 to CCEP/2 as an advance on the Master Loan. Also during 1997, CCEP/2 paid down the Master Loan by $3,768,000. These payments were made from approximately $461,000 of proceeds from certain investments and approximately $3,307,000 of proceeds from the sale of Cosmopolitan Center. During 1996, CCIP/2 loaned approximately $1,000,000 to CCEP/2 as an advance on the Master Loan to pay for capital improvements at various properties in order to maintain the assets that secure the Master Loan. Also, during 1996, CCEP/2 paid down the Master Loan by $8,604,000. The payments were made from approximately $124,000 of proceeds from certain investments, $501,000 of required cash flow payments, and $7,979,000 of proceeds from refinancings. These funds are required to be transferred to CCIP/2 under the terms of the Master Loan.



NOTE E - MORTGAGE NOTES PAYABLE

The principle terms of mortgage notes payable are as follows:


                     Principal    Monthly                      Principal

                     Balance At   Payment    Stated             Balance

                    December 31, Including  Interest Maturity    Due At

Property                1998      Interest    Rate     Date     Maturity

                        (in thousands)                      (in thousands)


Canyon Crest

  1st Mortgage       $ 2,000       $ 12      7.33%   11/01/03   $ 2,000

Highcrest Townhomes

  1st Mortgage         4,000         24      7.33%   11/01/03     4,000

Windemere

  1st Mortgage         3,000         18      7.33%   11/01/03     3,000

Richmond Plaza

 1st Mortgage         14,500         95      7.88%   06/01/00    14,500

Village Brooke

 1st Mortgage          6,673         54      8.00%   12/01/02     6,161

Town Center



 1st Mortgage            411          9      9.88%   08/01/03         9

 2nd Mortgage            120          8      8.63%   06/01/00         7

 3rd Mortgage          1,087         10      8.75%   10/01/00     1,028

Other Mortgage           828          8      8.75%   10/01/00       823


Totals               $32,619       $238                         $31,528


The mortgage notes payable are nonrecourse and are collateralized by deeds of trust on the real property. The mortgage notes require prepayment penalties if repaid prior to maturity. All of these notes are superior to the Master Loan.

Richmond Plaza's mortgage indebtedness of approximately $14,232,000 matured in March 1995, with waivers of the default obtained from the lender through June 15, 1996. The Partnership continued making the monthly payment of approximately $132,000 under the terms of the original note through September 30, 1996, while negotiating the refinancing with the original lender. During the negotiation period, the lender did not issue a formal waiver but continued to accept payments under the terms of the original note. On October 1, 1996, the Partnership signed a promissory note with the existing mortgage holder for $14,500,000 with an interest rate of 7.88% and a maturity date of June 1, 2000. The Partnership's new monthly payment is approximately $95,000 and the first payment was due on December 1, 1996.

On November 13, 1996, CCEP/2 was successful in obtaining financing on Canyon Crest, Highcrest Townhomes, and Windemere. Gross proceeds from the financing were $9,000,000; the mortgage notes encumbering the properties carry a stated interest rate of 7.33% with balloon payments due on November 1, 2003.



Scheduled principal payments of mortgage notes payable subsequent to December 31, 1998, are as follows (in thousands):


        Years Ending December 31,


             1999                         $    311

             2000                           16,632

             2001                              225

             2002                            6,394

             2003                            9,057


               Total                      $ 32,619


NOTE F - RELATED PARTY TRANSACTIONS

CCEP/2 has no employees and is dependent on the General Partner and its affiliates for management and administration of all partnership activities. Affiliates of the General Partner provide property management and asset management services to the Partnership. CCEP/2 paid property management fees based upon collected gross rental revenues for property management services in each of the years ended December 31, 1998, 1997, and 1996. The Partnership Agreement (the "Agreement") also provides for reimbursement to the General Partner and its affiliates for costs incurred in connection with the administration of CCEP/2's activities.


Also, CCEP/2 is subject to an Investment Advisory Agreement between CCEP/2 and an affiliate of the General Partner. This agreement provides for an annual fee, payable in monthly installments, to an affiliate of the General Partner for advising and consulting services for CCEP/2's properties. The General Partner and its affiliates received reimbursements and fees for the years ended December 31, 1998, 1997, and 1996 as follows:



                                                          1998    1997    1996

                                                              (in thousands)


 Property management fees (included in operating expense) $762    $881    $883

 Investment advisory fees (included in general and

     administrative expense)                               173     154     154

 Lease commissions                                         381     380     272

 Reimbursement for services of affiliates, (included in

    operating, general and administrative expense and

    investment properties) (1)                             292     296     337


(1)Included in "Reimbursement for services of affiliates" for 1998, 1997 and 1996 is approximately $16,000, $21,000, and $45,000, respectively, of reimbursements for construction oversight costs.



During the years ended December 31, 1998, 1997, and 1996 affiliates of the General Partner were entitled to receive 5% of gross receipts from all of the Registrant's residential properties for providing property management services. The Registrant paid to such affiliates $337,000, $323,000 and $306,000 for the years ended December 31, 1998, 1997 and 1996, respectively. For the nine months ended September 30, 1998 and the year ended December 31, 1997 affiliates of the General Partner were entitled to receive varying percentages of gross receipts from all of the Registrant's commercial properties for providing property management services. The Registrant paid to such affiliates $425,000, $558,000 and $577,000 for the nine months ended September 30, 1998 and the year ended December 31, 1997. Effective October 1, 1998 (the effective date of the Insignia Merger) these services for the commercial properties were provided by an unrelated party.

An affiliate of the General Partner received investment advisory fees amounting to approximately $173,000, $154,000, and $154,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

An affiliate of the General Partner received reimbursement of accountable administrative expenses amounting to approximately $292,000, $296,000, and $337,000 for the years ended December 31, 1998, 1997, and 1996, respectively.

In addition to the compensation and reimbursements described above, interest payments are made to and loan advances are received from Consolidated Capital Institutional Properties/2 ("CCIP/2") pursuant to the Master Loan Agreement. Such interest payments totaled approximately $1,834,000 and $236,000 for the years ended December 31, 1998 and 1997. There were no interest payments made in 1996. Advances of approximately $220,000 and $150,000 and $1,000,000 were made under the Master Loan Agreement during the years ended December 31, 1998, 1997 and 1996, respectively. Additionally, CCEP/2 made principal payments on the Master Loan of $155,000, $3,768,000, and $8,604,000 in 1998, 1997, and 1996,
respectively. These funds were received from distributions from three affiliated partnerships, proceeds from the sale of Cosmopolitan Center and financing and refinancing proceeds.

For the period of January 1, 1996 to August 31, 1997, the Partnership insured its properties under a master policy through an agency and insurer unaffiliated with the Corporate General Partner. An affiliate of the General Partner acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the master policy. The agent assumed the financial obligations to the affiliate of the General Partner, who receives payments on these obligations from the agent. The amount of the Partnership's insurance premiums accruing to the benefit of the affiliate of the General Partner by virtue of the agent's obligations were not significant.


NOTE G - REVENUES

Rental income on the commercial property leases is recognized on a straight-line basis over the life of the applicable leases. Minimum future rental income for the commercial properties subject to noncancellable operating leases as of December 31, 1998, are as follows (in thousands):


      1999                $  9,358

      2000                   6,124

      2001                   4,384

      2002                   2,717

      2003                   1,088

      Thereafter               819

                          $ 24,490


There is no assurance that this rental income will continue at the same level when the current leases expire.

NOTE H - REAL ESTATE AND ACCUMULATED DEPRECIATION

The investment properties owned by the Partnership consist of the following:
(in thousands)


                                Building

                               & Related



                                Personal              Accumulated    Depreciable

    Description        Land     Interest    Total     Depreciation   Life-Years


Canyon Crest         $   145   $ 3,465    $  3,610    $ 2,056         3-20

Central Park Plaza       920    10,790      11,710      7,512         1-20

Central Park Place       811     9,746      10,557      6,980         1-20

Crescent Center          212     3,694       3,906      3,031         3-20

Lahser I                 506     8,409       8,915      6,020         1-20

Lahser II                484     4,584       5,068      2,774         3-20

Highcrest Townhomes      707     7,136       7,843      4,516         3-20

Richmond Plaza         2,019    15,770      17,789     11,567         3-20

Town Center            2,815    13,670      16,485     10,706         1-20

Village Brooke         1,099     8,530       9,629      5,587         3-20

Windemere                780     5,668       6,448      3,727         3-20


Total                $10,498   $91,462    $101,960    $64,476


NOTE I - LEGAL PROCEEDINGS

In May 1997, the Partnership was named as a defendant in a lawsuit brought by PHC Construction Corporation in the Circuit Court for Oakland County, Michigan. Additional complaints were filed in November 1997 and July 1998 entitled PHC CONSTRUCTION CORPORATION V. CONSOLIDATED CAPITAL EQUITY PARTNERS/2, LP by PHC


Construction against the Partnership, CCIP/2 and other defendants. Several of these lawsuits have been consolidated. The complaints arise from construction services allegedly performed by the plaintiff at the North Park Plaza Building in Southfield, Michigan prior to the sale of that property in September 1996. The complaints assert claims for, among other things, breach of contract, quantum meruit, promissory estoppel and constructive trust. On October 23, 1998 this lawsuit was settled for $615,000. The Partnership was responsible for $554,000 of the settlement which was paid October 30, 1998.


In March 1998, several putative unit holders of limited partnership units of the Partnership commenced an action entitled ROSALIE NUANES, ET AL. V. INSIGNIA FINANCIAL GROUP, INC., ET AL. in the Superior Court of the State of California for the County of San Mateo. The plaintiffs named as defendants, among others, the Partnership, the General Partner and several of their affiliated partnerships and corporate entities. The complaint purports to assert claims on behalf of a class of limited partners and derivatively on behalf of a number of limited partnerships (including the Partnership) which are named as nominal defendants, challenging the acquisition by Insignia Financial Group, Inc. ("Insignia") and entities which were, at one time, affiliates of Insignia ("Insignia Affiliates") of interests in certain general partner entities, past tender offers by Insignia Affiliates to acquire limited partnership units, the management of partnerships by Insignia Affiliates as well as a recently announced agreement between Insignia and AIMCO. The complaint seeks monetary damages and equitable relief, including judicial dissolution of the Partnership. On June 25, 1998, the General Partner filed a motion seeking dismissal of the action. In lieu of responding to the motion, the plaintiffs have filed an amended complaint. The General Partner has filed demurrers to the amended complaint which were heard during February 1999. No ruling on such demurrers has been received. The General Partner does not anticipate that costs associated with this case, if any, to be material to the Partnership's overall operations.

The Partnership is unaware of any other pending or outstanding litigation that is not of a routine nature arising in the ordinary course of business.

NOTE K _ YEAR 2000 COMPLIANCE  (UNAUDITED)

General Description of the Year 2000 Issue and the Nature and Effects of the Year 2000 on Information Technology (IT) and Non-IT Systems


The Year 2000 issue is the result of computer programs being written using two digits rather than four digits to define the applicable year. The Partnership is dependent upon the General Partner and its affiliates for management and administrative services ("Managing Agent"). Any of the computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

Over the past two years, the Managing Agent has determined that it will be required to modify or replace significant portions of its software and certain hardware so that those systems will properly utilize dates beyond December 31, 1999. The Managing Agent presently believes that with modifications or replacements of existing software and certain hardware, the Year 2000 issue can be mitigated. However, if such modifications and replacements are not made or not completed in time, the Year 2000 issue could have a material impact on the operations of the Partnership.

The Managing Agent's plan to resolve Year 2000 issues involves four Phases: assessment, remediation, testing, and implementation. To date, the Managing Agent has fully completed its assessment of all the information systems that could be significantly affected by the Year 2000, and has begun the remediation, testing and implementation phases on both hardware and software systems. Assessments are continuing in regards to embedded systems. The status of each is detailed below.

Status of Progress in Becoming Year 2000 Compliant, Including Timetable for Completion of Each Remaining Phase

Computer Hardware:



During 1997 and 1998, the Managing Agent identified all of the computer systems at risk and formulated a plan to repair or replace each of the affected systems. In August 1998, the mainframe system used by the Managing Agent became fully functional. In addition to the mainframe, PC-based network servers and routers and desktop PCs were analyzed for compliance. The Managing Agent has begun to replace each of the non-compliant network connections and desktop PCs and, as of December 31, 1998, had completed approximately 75% of this effort.

The total cost to the Managing Agent to replace the PC-based network servers, routers and desktop PCs is expected to be approximately $1.5 million of which $1.3 million has been incurred to date. The remaining network connections and desktop PCs are expected to be upgraded to Year 2000 compliant systems by March 31, 1999.

Computer software:

The Managing Agent utilizes a combination of off-the-shelf, commercially available software programs as well as custom-written programs that are designed to fit specific needs. Both of these types of programs were studied, and implementation plans written and executed with the intent of repairing or replacing any non-compliant software programs.

During 1998, the Managing Agent began converting the existing property management and rent collection systems to its management properties Year 2000 compliant systems. The estimated additional costs to convert such systems at all properties, is $200,000, and the implementation and the testing process is expected to be completed by March 31, 1999.

The final software area is the office software and server operating systems. The Managing Agent has upgraded all non-compliant office software systems on each PC and has upgraded 80% of the server operating systems. The remaining server operating systems are planned to be upgraded to be Year 2000 compliant by March 31, 1999.

Operating Equipment:

The Managing Agent has operating equipment, primarily at the property sites, which needed to be evaluated for Year 2000 compliance. In September 1997, the Managing Agent began taking a census and inventory of embedded systems (including those devices that use time to control systems and machines at specific properties, for example elevators, heating, ventilating, and air conditioning systems, security and alarm systems, etc.).

The Managing Agent has chosen to focus its attention mainly upon security systems, elevators, heating, ventilating and air conditioning systems, telephone systems and switches, and sprinkler systems. While this area is the most difficult to fully research adequately, management has not yet found any major non-compliance issues that put the Managing Agent at risk financially or operationally. The Managing Agent intends to have a third-party conduct an audit of these systems and report their findings by March 31, 1999.

Any of the above operating equipment that has been found to be non-compliant to date has been replaced or repaired. To date, these have consisted only of security systems and phone systems. As of December 31, 1998 the Managing Agent has evaluated approximately 86% of the operating equipment for the Year 2000 compliance.

The total cost incurred for all properties managed by the Managing Agent as of December 31, 1998 to replace or repair the operating equipment was approximately $400,000. The Managing Agent estimates the cost to replace or repair any remaining operating equipment is approximately $325,000, which is expected to be completed by April 30, 1999.

The Managing Agent continues to have "awareness campaigns" throughout the organization designed to raise awareness and report any possible compliance issues regarding operating equipment within our enterprise.

Nature and Level of Importance of Third Parties and Their Exposure to the Year 2000

The Managing Agent continues to conduct surveys of its banking and other vendor relationships to assess risks regarding their Year 2000 readiness. The Managing Agent has banking relationships with three major financial institutions, all of which have indicated their compliance efforts will be complete before May 1999. The Managing Agent has updated data transmission standards with two of the three financial institutions. The Managing Agent's contingency plan in this regard is to move accounts from any institution that cannot be certified Year 2000 compliant by June 1, 1999.

The Partnership does not rely heavily on any single vendor for goods and services, and does not have significant suppliers and subcontractors who share information systems (external agent). To date the Partnership is not aware of any external agent with a Year 2000 compliance issue that would materially impact the Partnership's results of operations, liquidity, or capital resources. However, the Partnership has no means of ensuring that external agents will be Year 2000 compliant.

The Managing Agent does not believe that the inability of external agents to complete their Year 2000 remediation process in a timely manner will have a material impact on the financial position or results of operations of the


Partnership. However, the effect of non-compliance by external agents is not readily determinable.

Costs to Address Year 2000

The total cost of the Year 2000 project to the Managing Agent is estimated at $3.5 million and is being funded from operating cash flows. To date, the Managing Agent has incurred approximately $2.8 million ($0.6 million expensed and $2.2 million capitalized for new systems and equipment) related to all phases of the Year 2000 project. Of the total remaining project costs, approximately $0.5 million is attributable to the purchase of new software and operating equipment, which will be capitalized. The remaining $0.2 million relates to repair of hardware and software and will be expensed as incurred. The Partnership's portion of these costs are not material.

Risks Associated with the Year 2000

The Managing Agent believes it has an effective program in place to resolve the Year 2000 issue in a timely manner. As noted above, the Managing Agent has not yet completed all necessary phases of the Year 2000 program. In the event that the Managing Agent does not complete any additional phases, certain worst case scenarios could occur. The worst case scenarios could include elevators, security and heating, ventilating and air conditioning systems that read incorrect dates and operate with incorrect schedules (e.g., elevators will operate on Monday as if it were Sunday). Although such a change would be annoying to residents, it is not business critical.

In addition, disruptions in the economy generally resulting from Year 2000 issues could also adversely affect the Partnership. The Partnership could be subject to litigation for, among other things, computer system failures, equipment shutdowns or failure to properly date business records. The amount of potential liability and lost revenue cannot be reasonably estimated at this time.

Contingency Plans Associated with the Year 2000

The Managing Agent has contingency plans for certain critical applications and is working on such plans for others. These contingency plans involve, among other actions, manual workarounds and selecting new relationships for such activities as banking relationships and elevator operating systems.